Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

One Bryant Park

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

September 29, 2014

VIA FACSIMILE AND EDGAR

Ms. Mara Ransom

Ms. Jennifer Lopez

Ms. Dietrich A. King

Ms. Yolanda Guobadia

Mr. William Thompson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re: VWR Corporation

Registration Statement on Form S-1

File No.: 333-196996

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of VWR Corporation (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on October 1, 2014, or as soon as possible thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated September 17, 2014 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common stock commenced September 17, 2014. In excess of five thousand one hundred and forty seven (5,147) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since September 17, 2014.

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The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
For themselves and on behalf of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By	/s/ Brian McCarthy
	Name:	Brian McCarthy
	Title:	Vice Chairman

GOLDMAN, SACHS & CO.

By	/s/ Luke Sarsfield
	Name:	Luke Sarsfield
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By	/s/ Richard Sesny
	Name:	Richard Sesny
	Title:	Vice President